December 4, 2024

Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

       Re: Blue Owl Real Estate Net Lease Trust
           Form 10-K for the year ended December 31, 2023
           File No. 000-56536
Dear Kevin Halleran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction